UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2009
Commission File Number 0-99
PETROLEOS MEXICANOS

(Exact name of registrant as specified in its charter)
MEXICAN PETROLEUM

(Translation of registrant’s name into English)
United Mexican States

(Jurisdiction of incorporation or organization)
Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311
Mexico

(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)
Yes ☐ No ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)
Yes ☐ No ☑
     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑

RECENT DEVELOPMENTS
     The following discussion of PEMEX’s recent results should be read in conjunction with (i) the Form 20-F of PEMEX for the fiscal year ended December 31, 2007 (the “Form 20-F”), and in particular “Item 4— Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F, (ii) the Form 6-K of PEMEX related to its unaudited condensed consolidated results for the six months ended June 30, 2008 and the nine months ended September 30, 2008, filed on November 26, 2008 (the “November 6-K”), and (iii) the unaudited condensed consolidated interim financial statements of PEMEX included in this report as Annex A. In this document, “PEMEX” refers to Petróleos Mexicanos, Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals (which we refer to as the Subsidiary Entities), and the subsidiary companies, including the Pemex Project Funding Master Trust, listed in note 2 to the audited financial statements included in the Form 20-F.
Exchange Rates
     On January 26, 2009, the noon buying rate for cable transfers in New York reported by the Federal Reserve Bank of New York was Ps. 13.9480 = U.S. $1.00.
Operating and Financial Review and Prospects
     Although PEMEX reported a net income of Ps. 5.6 billion during the first nine months of 2008, PEMEX expects to recognize a net loss for the year ended December 31, 2008 that is significantly greater than the net loss for the year ended December 31, 2007, based on the net loss recognized in PEMEX’s preliminary financial information as of November 30, 2008. This increase in loss is mainly due to the decline in international oil prices, which resulted in a decrease in net sales, and to the depreciation of the peso against the U.S. dollar, which resulted in unrealized foreign exchange losses arising from the recognition in Mexican pesos of the outstanding debt stated in foreign currencies that are recognized in the comprehensive financial result.
Information on the Company
     Energy Reform
     On November 28, 2008, seven decrees were published in the Diario Oficial de la Federación (Official Gazette of the Federation), which amended certain existing laws and promulgated certain other new laws in connection with energy reform in Mexico. The Reglamento de la Ley de Petróleos Mexicanos (Regulations to the Petróleos Mexicanos Law), which replaces the Reglamento de la Ley Orgánica de Petróleos Mexicanos (Regulations to the Organic Law of Petróleos Mexicanos) has not yet been issued by the President of Mexico. In addition, the Petróleos Mexicanos Law provides for the appointment of four new professional members to the Board of Directors of Petróleos Mexicanos; as of the date of this report, the President of Mexico has not sent a proposal to the Senate, which is required to ratify such appointments.
     Pricing Decrees
     On January 7, 2009, President Felipe Calderón announced the Acuerdo Nacional en favor de la Economía Familiar y el Empleo (National Agreement in Favor of Family Economy and Employment), an agreement aimed at mitigating the effects on Mexico of the world economic crisis. The main features of the agreement that relate to PEMEX include:
•	suspension of the periodic increases in the retail price of gasoline;

•	establishment of price ceilings on end-user sales of Liquefied Petroleum Gas (LPG), effective January 12, 2009;

•	technical consultation with small and medium-sized businesses (“PyMEs”) with respect to their becoming suppliers to the petroleum industry; and

•	a mandate to transparently and promptly pass the Federal budget in order to pursue new investment projects.
     The Mexican Government also announced on January 7, 2009 additional energy measures, including a 10% decrease in natural gas prices for domestic sales and a 20% decrease in natural gas prices for industrial use.
     On January 8, 2009, a resolution was published in the Official Gazette of the Federation establishing terms and conditions for first-hand sales of fuel oil and basic petrochemicals, as well as the related pricing methodologies. The resolution also included terms and conditions for storage and transportation service agreements in connection with basic petrochemicals and refined products, as well as the related pricing methodologies.
     On the same day, a resolution was published establishing price ceilings on first-hand sales of LPG during the month of January 2009.
     Commitments for Capital Expenditures and Sources of Funding
     The following table sets forth PEMEX’s approved capital expenditures budget for 2009. The budget of Ps. 185,964 million represents an increase of 15% as compared to the approved capital expenditures budget for 2008, and is distributed among Petróleos Mexicanos and the Subsidiary Entities as follows:

	2009 Budget(1)
	(in millions of pesos)		% of Total
Pemex-Exploration and Production	Ps.	156,187	84.0%
Pemex-Refining		22,459	12.1
Pemex-Gas and Basic Petrochemicals		4,131	2.2
Pemex-Petrochemicals		2,439	1.3
Petróleos Mexicanos		748	0.4

Total budgeted capital expenditures	Ps.	185,964	100.0%

(1)	Excludes maintenance.
Recent Financing Activities
     PEMEX has participated in the following financing activities since October 1, 2008:
•	From October 1, 2008 through December 31, 2008, the Pemex Project Funding Master Trust obtained U.S. $221.5 million in nominal terms in loans from export credit agencies for PIDIREGAS.

•	On October 17, 2008, the Pemex Project Funding Master Trust issued, through an inter-company private placement, U.S. $1,000,000,000 of its Floating Rate Notes due 2019, Series A under its Medium-Term Note Program, Series A; all of the notes were purchased by Petróleos Mexicanos.

•	On November 14, 2008, the Pemex Project Funding Master Trust issued, through inter-company private placements, one series of Floating Rate Notes under its Medium-Term

Note Program, Series A in the principal amount of U.S. $1,000,000,000 with maturity dates of March 15, 2019, June 17, 2019, September 16, 2019 and December 16, 2019; all of the notes were purchased by Petróleos Mexicanos.
     The inter-company private placements described above did not increase PEMEX’s consolidated net indebtedness.
Legal Proceedings
     In the ordinary course of business, PEMEX is involved in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome, accruing a contingent liability when an unfavorable decision is probable and the amount is reasonably estimable.
     As of September 30, 2008, PEMEX was involved in various civil, tax, criminal, administrative, labor, commercial lawsuits and arbitration proceedings. See “Item 8—Financial Information—Legal Proceedings” in the Form 20-F. The amount claimed in connection with these lawsuits as of September 30, 2008 totaled approximately Ps. 37.1 billion. As of September 30, 2008, PEMEX had accrued a reserve of Ps. 10.6 billion for these contingent liabilities.
     In September 2001, Conproca, S.A. de C.V. (“CONPROCA”), the construction company performing construction and maintenance services for Pemex-Refining’s Cadereyta refinery, filed a claim for arbitration before the International Court of Arbitration of the International Chamber of Commerce (the “ICA”) against Pemex-Refining and Petróleos Mexicanos (No. 11760/KGA) related to expenses incurred by CONPROCA for, among other things, additional work performed and value added. The claim filed by CONPROCA was for U.S. $633.1 million. Pemex-Refining and Petróleos Mexicanos filed a counterclaim in the amount of U.S. $907.7 million (including value added tax). On December 17, 2008, the ICA issued a general liability award in favor of CONPROCA without specifying an amount to be paid by Pemex-Refining or Petróleos Mexicanos. A stage to determine the amount of liability is still pending.
     In July 2000, Petroquímica Cosoleacaque, S.A. de C.V. (“PECOSA,” which has since been merged into Pemex-Petrochemicals) filed a claim (No. 18/2000) against Afianzadora Insurgentes, S.A. de C.V. (“Afianzadora Insurgentes”) and Fianzas México Bital, S.A., Grupo Financiero Bital (“Fianzas México”) before the Juzgado Décimo de Distrito (Tenth District Court) in Coatzacoalcos, Veracruz. The claim seeks an award of approximately Ps. 218.8 million for a surety bond granted in favor of Agronitrogenados, S.A. de C.V., an ammonia customer of PECOSA. The Segundo Tribunal Colegiado del Décimo Circuito (Second Joint Court of the Tenth Circuit) in Villahermosa, Tabasco issued a new resolution on April 3, 2008 in favor of Pemex-Petrochemicals. Afianzadora Insurgentes was ordered to pay Ps. 141.3 million and Fianzas México was ordered to pay Ps. 13.9 million. Both defendants were also ordered to pay the corresponding interest and value added tax related to this claim. During July and August 2008, each party filed a form of constitutional relief known as an amparo against this resolution. On August 22, 2008, the Primer Tribunal Colegiado del Décimo Circuito (First Joint Court of the Tenth Circuit) in the state of Tabasco reserved a decision with respect to the admission of the amparos (No. 757/2008, 758/2008 and 759/2008) because Agronitrogenados, S.A. de C.V had not been summoned as a third injured party.
     In December 2003, Unión de Sistemas Industriales, S.A. de C.V. filed a claim in the Juzgado Tercero de Distrito en Materia Civil (Third Civil District Court) in Mexico City against Pemex-Refining seeking approximately Ps. 393.1 million (No. 202/2003) for, among other things, work performed and not paid under a construction agreement. In October 2004, Pemex-Refining responded to this claim. The evidentiary stage of the trial has been completed. A final hearing was held on November 18, 2008. A final judgment is still pending.
     In December 2004, Corporación Mexicana de Mantenimiento Integral, S. de R.L. de C.V. (“COMMISA”) filed an arbitration claim before the ICA against Pemex-Exploration and Production (arbitration related to the project IPC-01) for, among other things, a breach of a construction agreement in connection with two platforms in the Cantarell complex. On November 19, 2008, the ICA notified the parties that it would not issue a final award until February 28, 2009.
     In February 2005, COMMISA filed a claim before the ICA against Pemex-Exploration and Production (arbitration related to project No. IPC-28) seeking approximately U.S. $142.4 million and Ps. 40.2 million for, among other things, the breach of an agreement in connection with two vessels named Bar Protector and Castoro 10 in the Cantarell complex and additional work performed. On August 12, 2008, Pemex-Exploration and Production was notified of a motion for the execution of an award filed by COMMISA before the Juzgado Sexto de Distrito en Materia Civil (Sixth Civil District Court) in the Federal District (No. 227/2008). On December 3, 2008, Pemex-Exploration and Production and COMMISA executed a settlement agreement to settle any claim related to project IPC-28. In connection with the settlement, Pemex-Exploration and Production paid Ps. 1,213.9 million to COMMISA, and the case has therefore concluded.
     In January 2006, Tejas Gas de Toluca, S. de R.L. de C.V. commenced an arbitration proceeding against Gas Natural México, S.A. de C.V. and Pemex-Gas and Basic Petrochemicals, seeking, among other things, compliance with a transportation agreement and its amendments dated February 2001 and November 2001 for the operation of the Palmillas-Toluca pipeline. On May 29, 2008, the parties filed their detailed claims and counterclaims as well as their evidence. On September 1, 2008, the parties filed their respective replies. A hearing regarding the jurisdiction of the ICA is scheduled for February 2009.
     On December 7, 2005, Pemex-Refining was summoned before the Juzgado Quinto de Distrito en Materia Civil (Fifth Civil District Court) in the Federal District in connection with a claim filed by Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Substitutos, A.C. (No. 262/2005-II) seeking approximately Ps. 1,648 million in damages for, among other claims, the suspension of an existing tank truck transportation agreement. On March 7, 2008 a final hearing was held in which both parties filed their final allegations. A final judgment was issued on June 6, 2008 in which payments for damages were denied. The parties have filed appeals before the Tercer Tribunal Unitario en Materia Civil y Administrativa del Primer Circuito (Third Unit Civil and Administrative Court of the First Circuit) in the Federal District. Pemex-Refining filed an appeal because the judgment did not require the plaintiff to pay expenses and court fees. On June 25, 2008, the parties filed their motions against the final judgment. A final resolution is still pending.
     On December 15, 2005, Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Substitutos, A.C. filed an additional claim before the Fifth Civil District Court in the Federal District (No. 271/2005-I), asserting that Pemex-Refining should authorize the plaintiff to replace tank trucks older than ten years, register these new tank trucks and assign a cargo to each of them pursuant to the above-mentioned transportation agreement. On January 23, 2008, a final hearing was held in which both parties filed their final allegations. A final judgment against Pemex-Refining was issued on April 29, 2008. On May 20, 2008, Pemex-Refining filed an appeal before the First Unit Civil and Administrative Court in the Federal District (No. 425/2008). The plaintiff filed a motion to void the appeal, arguing that it was not properly executed. A revocation motion was filed subsequently by Pemex-Refining, which was denied. On September 10, 2008, Pemex-Refining filed an amparo against this resolution. A final judgment is still pending.
     On October 31, 2007, Pemex-Refining was summoned before the Fifth Civil District Court in the Federal District in connection with a civil claim filed by Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Sustitutos, A.C., seeking a judgment declaring the breach of a services agreement dated March 26, 1993 and monetary damages. Pemex-Refining filed a response to this claim on May 27, 2008. On September 22, 2008, a final hearing was held. A final judgment is still pending.
     On August 20, 2007, Petróleos Mexicanos and Pemex-Refining were summoned before the Juzgado Decimocuarto de Distrito del Décimo Circuito (Fourteenth District Court of the Tenth Circuit) in Coatzacoalcos, Veracruz, in connection with a civil claim filed by Leoba Rueda Nava, which seeks approximately Ps. 1,200 million for, among other things, civil liability and damages resulting from the pollution of land used to store oil waste. As of the date of this report, the trial is in evidentiary stages, with an expert’s opinion on environmental damages pending. A final hearing is still pending.
     On August 16, 2006, two amparos (No. 723/2006 and No. 724/2006) were filed by Minera Carbonífera Río Escondido, S.A. de C.V. and Minerales Monclova, S.A. de C.V. before the Juzgado Cuarto de Distrito en Materia Administrativa (Fourth Administrative District Court) in the Federal District alleging that Pemex-Exploration and Production had violated their constitutional rights through the execution of development, infrastructure and maintenance works in non-associated gas fields under a public works contract (No. 414105826), and seeking a modification of the Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo (Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs) (the “Regulatory Law”). The purpose of this contract is to explore non-associated gas in the same fields where the plaintiffs have their mining concessions. The plaintiffs argue they have a right to exploit gas found in the fields located in the area of their mining concessions. An expert’s opinion on geology to be filed by Pemex-Exploration and Production is still pending. A constitutional hearing is scheduled for February 17, 2009.
     In January 1993, Pemex-Refining entered into a joint venture with Impulsora Jalisciense, S.A. de C.V. (“Impulsora”) to establish a new company called Mexicana de Lubricantes, S.A. de C.V. (“Mexicana de Lubricantes”), which manufactures, bottles, and distributes PEMEX’s automotive and industrial lubricants and greases. Pemex-Refining has a 49% participation in this venture, which has contributed to PEMEX’s increased participation in the lubricants market both in Mexico and abroad. Currently, Pemex-Refining is involved in certain litigation and administrative proceedings in connection with this joint venture, including the following:
•	On December 5, 2005, Impulsora filed an amparo (No. 1519/2005) before the Juzgado Quinto de Distrito en Materia Administrativa (Fifth Administrative District Court) in the state of Jalisco, arguing the unconstitutionality of a new model franchise agreement to be executed by Pemex-Refining with the service stations of Mexico. This proceeding has been joined with a pending proceeding filed by Bardahl de México, S.A. de C.V. (“Bardahl”), a competitor in the lubricants market, which claims that it is the owner of the “Mexlub” trademark. Bardahl seeks a ruling under which it would be permitted to sell its products in the service stations, thereby eliminating the exclusive right of Mexicana de Lubricantes to sell its lubricants. On December 9, 2008, a constitutional hearing was held. A final resolution is still pending.

•	On December 26, 2005, Pemex-Refining filed a commercial claim (No. 127/2005) against Mexicana de Lubricantes before the Juzgado Segundo de Distrito en Materia Civil (Second Civil District Court) in the state of Jalisco to compel Impulsora to convene a general shareholders’ meeting to discuss Mexicana de Lubricantes’ financial information as well as the appointment of its new board members and comptroller. On June 29, 2007, a judgment was issued in favor of Pemex-Refining and Mexicana de Lubricantes was ordered to convene a general shareholders’ meeting but not ordered to pay any damages. Both parties appealed this judgment before the Primer Tribunal Unitario del Tercer Circuito (First Unit Court of the Third Circuit) and the judgment was revoked. An amparo filed by Pemex-Refining was granted and the judgment was confirmed. Mexicana de Lubricantes subsequently filed an amparo, resolution of which is still pending.

•	On October 17, 2006, Pemex-Refining filed a commercial claim (No. 222/2006) against Impulsora before the Juzgado Octavo de Distrito en Materia Civil (Eight Civil District Court) in Mexico City, pursuant to which Pemex-Refining is seeking to enforce its contractual right to exercise a purchase option of the Mexicana de Lubricantes shares owned by Impulsora. Impulsora has filed a counterclaim asserting that Pemex-Refining does not have this right under the relevant agreement. The trial is currently in the evidentiary stage. Pemex-Refining filed an expert’s opinion related to accounting issues. An expert’s opinion from the defendant is still pending.

•	On March 28, 2008, Mexicana de Lubricantes filed a commercial claim (No. 28/2007) against Pemex-Refining before the Juzgado Primero de Distrito en Materia Civil (First Civil District Court) in the Federal District seeking, among other things, a judgment declaring null and void any advance termination or cancellation of certain agreements executed between Mexicana de Lubricantes and Pemex-Refining. Mexicana de Lubricantes filed a motion alleging that the authorized representative of Pemex-Refining did not have the authority to represent Pemex-Refining. On July 4, 2008, a resolution was issued stating that the power-of-attorney filed by Pemex-Refining contained some irregularities. In July 2008, Pemex-Refining filed an appeal of this resolution (504/2008) before the Primer Tribunal Unitario en Materia Civil y Administrativa (First Unit Civil and Administrative Court). On November 24, 2008, a resolution ratifying the judgment was issued. Pemex-Refining filed an amparo (No. 130/2008) before the Tercer Tribunal Unitario en Materia Civil (Third Unitary Civil Court), which was granted on December 24, 2008. An additional amparo was filed by Pemex-Refining before the Third Unitary Civil Court (No. 133/2008) against the resolution, which claimed that Pemex-Refining did not have the right to rectify the alleged irregularities in its power-of-attorney. A resolution is still pending.

•	On April 30, 2008, in connection with administrative proceedings pending before the Comisión Federal de Competencia (Federal Competition Commission), the Juzgado Sexto de Distrito en Materia Administrativa (Sixth Administrative District Court) declared unconstitutional a resolution that the Federal Competition Commission had issued on December 7, 2007 regarding a prohibition imposed on Pemex-Refining from engaging in anti-competitive practices related to the exclusivity agreements executed with the service stations of Mexico and the imposition on Pemex-Refining of a fine in the amount of 1,500 daily wage units per day. On May 6, 2008, the Sixth Administrative District Court granted an amparo to Pemex-Refining and ordered a definitive suspension of the Federal Competition Commission’s resolution. The Federal Competition Commission filed a revised motion (No. 246/2008) before the Décimo Tribunal Colegiado del Primer Circuito (Tenth Joint Court of the First Circuit) objecting to the amparo, but that motion was denied. On August 4, 2008, Pemex-Refining filed a motion arguing that the Juzgado Quinto de Distrito en Materia Administrativa (Fifth Administrative District Court) in the state of Jalisco had violated the definitive suspension by denying Bardahl the right to sell its products in the service stations of Mexico. A final resolution is still pending.
     On December 12, 2008, the U.S. Securities and Exchange Commission (“SEC”) filed a settled enforcement action charging Siemens AG with violations of the U.S. Foreign Corrupt Practices Act (“FCPA”). Among other matters, the SEC alleged that two Siemens subsidiaries made three illicit payments totaling approximately U.S. $2.6 million to a consultant to assist in settling cost overrun claims in connection with three refinery upgrade projects, and that some portion of those payments was passed on to a senior PEMEX official.
     In response to the allegations related to Siemens, on December 22, 2008, PEMEX requested an investigation concerning these alleged events, and on December 23, 2008, an investigation was formally initiated by the internal control body of PEMEX, which is independent of PEMEX’s management and under the supervision of the Secretaría de la Función Pública (Ministry of Public Administration). The investigation will attempt to determine whether any person acted improperly in the matters related to the SEC allegations. A Mexican public official who in the course of his or her official duties acts or fails to act in accordance with applicable law and regulations is subject to administrative penalties and criminal prosecution and punishment. Receipt of a payment to influence a decision regarding a contract would violate Mexican law and the Código de Ética de los Servidores Públicos de la Administración Pública Federal (Code of Ethics for Public Servants of the Federal Public Administration).

UNITED MEXICAN STATES
The Economy
     Prices and Wages
     Inflation (as measured by the change in the national consumer price index) for the year ended December 31, 2008 was 6.53%, 2.8 percentage points higher than during 2007.
     Gross Domestic Product
     According to preliminary figures, Mexico’s gross domestic product (“GDP”) grew by 2.3% in real terms during the first nine months of 2008, as compared to the first nine months of 2007. The agriculture, forestry, fishing and hunting sector grew by 3.2%; the utilities sector grew by 5.6%; the construction sector grew by 0.2%; the manufacturing sector grew by 2.1%; the wholesale and retail trade sector grew by 4.9%; the transportation and warehousing sector grew by 2.3%; the information sector grew by 11.1%; the finance and insurance sector grew by 2.5%; the real estate, rental and leasing sector grew by 3.7%; management of companies and enterprises grew by 3.1%; administrative and support and waste management and remediation services grew by 1.7%; education services grew by 1.2%; health care and social assistance grew by 0.9%; arts, entertainment and recreation grew by 3.0%; accommodation and food services grew by 2.2%; and other services (except public administration) grew by 2.3%, each in real terms as compared to first nine months of 2007. However, public administration services decreased by 0.3%, the mining sector decreased by 7.0% and professional, scientific and technical services decreased by 0.1%, each in real terms as compared to the first nine months of 2007.
Principal Sectors of the Economy
     Interest Rates
     During 2008, interest rates on 28-day Cetes averaged 7.7% and interest rates on 91-day Cetes averaged 7.9%, as compared to 7.2% and 7.4%, respectively, during 2007. On January 8, 2009, the 28-day Cetes rate was 7.9% and the 91-day Cetes rate was 8.1%.
Financial System
     Central Bank and Monetary Policy
     During the first eleven months of 2008, the M1 money supply increased by 3.8% in real terms, as compared with the same period of 2007. This was driven by an increase in bills and coins held by the public, which increased by 7.3% in real terms in the first eleven months of 2008.
     During the first eleven months of 2008, financial savings increased by 3.4% in real terms, as compared with the same period of 2007. Savings generated by Mexican residents increased by 2.8% in real terms and savings generated by non-residents increased by 13.5% in real terms during the first eleven months of 2008, each as compared with the same period of 2007.
     At December 31, 2008, the monetary base totaled Ps. 577.5 billion, a 16.7% nominal increase from the level of Ps. 494.7 billion at December 31, 2007.
     Banking Supervision and Support
     In response to the current international financial crisis, the Federal Government and Banco de México announced on October 27, 29 and 30, 2008, a series of joint preventive actions aimed at reducing liquidity problems and restoring order to the domestic financial markets, including the repurchase of Ps. 40 billion of outstanding domestic bonds. As part of this program, the Federal Government repurchased Ps. 4.3 billion of fixed rate peso denominated government bonds (MBonos) and UDI 713 million of UDI-denominated government bonds (Udibonos) from October 27 through 31, 2008. The repurchases were carried out through auctions conducted by Banco de México and the Ministry of Finance and Public Credit on December 3, 13 and 17, 2008.
External Sector of the Economy
     Foreign Trade
     According to preliminary figures, during the first eleven months of 2008, Mexico registered a trade deficit of U.S. $14.0 billion, as compared to a trade deficit of U.S. $9.5 billion for the same period of 2007. Merchandise exports increased by 10.3% during the first eleven months of 2008 to U.S. $274.1 billion, as compared to U.S. $248.6 billion for the same period of 2007. During the first eleven months of 2008, petroleum exports increased by 27.0%, while non-petroleum exports increased by 7.2%, each as compared to exports for the same period of 2007. Exports of manufactured goods, which represented 78.5% of total merchandise exports, increased by 6.8% during the first eleven months of 2008, as compared to the same period of 2007.
     According to preliminary figures, during the first eleven months of 2008, total imports grew by 11.6% to U.S. $288.1 billion, as compared to U.S. $258.2 billion for the same period of 2007. During the first eleven months of 2008, imports of intermediate goods increased by 10.3%, imports of capital goods increased by 16.4% and imports of consumer goods increased by 14.3%, each as compared to imports in the same period of 2007.
     Balance of International Payments
     According to preliminary figures, during the first nine months of 2008, Mexico’s current account registered a deficit of 1.2% of GDP, or U.S. $10.5 billion, as compared to a deficit of 1.2% of GDP, or U.S. $8.9 billion, for the same period of 2007. The capital account registered a surplus in the first nine months of 2008 of U.S. $12.0 billion, as compared with a U.S. $12.1 billion surplus in the same period of 2007. Foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $26.5 billion during the first nine months of 2008, and was composed of direct foreign investment of U.S. $15.6 billion and net portfolio foreign investment (including securities placed abroad) inflows of U.S. $10.9 billion.
     At December 31, 2008, Mexico’s international reserves totaled U.S. $85,441 million, an increase of U.S. $7,450 million from the amount at December 31, 2007. The net international assets of Banco de México totaled U.S. $95,232 million at December 31, 2008, an increase of U.S. $7,977 million from the amount at December 31, 2007.
     On October 8, 2008, Banco de México announced that going forward, Banco de México would conduct an auction of U.S. $400 million on any day in which the depreciation of the peso exceeds 2% (“daily auctions”). From October until January 16, 2009, Mexico has sold an aggregate of U.S. $4.8 billion through daily auctions.
     In addition, from October 8, 2008 until January 9, 2009, Banco de México has conducted the following special auctions for an aggregate of U.S. $11 billion: (i) on October 8 and 9, 2008 a special auction of U.S. $2.5 billion, (ii) on October 10, 2008, two special auctions, each of which were for an aggregate amount of U.S. $3.0 billion, (iii) on October 16, 2008, a special auction of U.S. $1.5 billion and (iv) on October 23, 2008, a special auction of U.S. $1.0 billion.

     Direct Foreign Investment in Mexico
     According to preliminary figures, during the first nine months of 2008, direct foreign investment in Mexico notified to the Registro Nacional de Inversiones Extranjeras (National Foreign Investment Registry) totaled approximately U.S. $15.6 billion. Of that, 33.8% has been channeled to manufacturing, 23.1% to financial services, 9.9% to commerce, 4.7% to transportation and communications, 21.5% to mining, 3.1% to construction and 3.9% to other services. By country of origin, during the first nine months of 2008, 48.8% of such foreign investment came from the United States, 13.9% from Spain, 9.0% from Canada, 6.6% from the United Kingdom, 2.1% from Switzerland and 19.6% from other countries.
Public Finance
     Revenues and Expenditures
     According to preliminary figures, during the first eleven months of 2008, the public sector overall balance registered a surplus of Ps. 231.7 billion, 14.9% higher in real terms than the Ps. 192.1 billion surplus registered for the same period of 2007. The primary surplus, defined as total public sector revenues less expenditures other than interest payments on public debt, was Ps. 399.8 billion for the first eleven months of 2008, 3.7% lower in real terms than for the first eleven months of 2007.
     2009 Budget and Fiscal Package
     On September 8, 2008, the Federal Executive submitted to the Mexican Congress the proposal for the Federal Annual Revenue Law for 2009 and the Federal Expenditure Decree for 2009 (together with the Federal Annual Revenue Law for 2009, the “2009 Budget”).
     The Federal Annual Revenue Law for 2009 was published in the Official Gazette of the Federation on November 10, 2008 and became effective on January 1, 2009. On November 28, 2008, the Federal Expenditure Decree for 2009 was published in the Official Gazette of the Federation and became effective on January 1, 2009.
     The preliminary results for 2006, 2007 and the first nine months of 2008, as well as the budget assumptions and targets for 2008 and the 2009 Budget, are presented below.
2006, 2007 and First Nine Months of 2008 Results;
2008 and 2009 Budget Assumptions and Targets

					First nine
					months of
	2006		2007		2008		2008	2009
	Results		Results		Results(1)		Budget(3)(4)	Budget(5)
Real GDP growth (%)	4.9	%(2)	3.2	%(1)(2)	2.3	%(2)	3.7%	1.8%
Increase in the national consumer price index (%)	4.1%		3.8%		3.9%		3.0%	3.8%
Average export price of Mexican oil mix (U.S. $/barrel)	53.04		61.63		98.38		49.00	70.00 (6)
Current account deficit as % of GDP	0.2	%(1)(2)	0.6	%(1)(2)	1.2	%(1)(2)	1.0%	1.1%
Average exchange rate (Ps./$1.00)	10.9		10.9		10.5		11.2	11.7
Average rate on 28-day Cetes (%)	7.2%		7.2%		7.7%		7.0%	8.0%
Public sector balance as % of GDP	0.1	%(2)	0.0	%(1)(2)	1.5%		0.0%	0.0%
Primary balance as % of GDP	2.5	%(2)	2.2	%(1)(2)	3.3%		2.5%	n.a.

(1)	Preliminary data.

(2)	Calculated with GDP figures resulting from the method of calculation in place since April 2008.

(3)	Calculated with GDP figures resulting from the method of calculation in place prior to April 2008.

(4)	2008 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica (General Economic Policy Guidelines) for 2008 and in the Programa Económico 2008 (Economic Program 2008), and do not reflect actual results for the year and have not been revised to reflect the adverse global financial and economic environment in 2008. The average export price of Mexico’s oil mix for the first eleven months of 2008 was U.S. $89.26 per barrel.

(5)	2009 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica (General Economic Policy Guidelines) for 2009 and in the Programa Económico 2009 (Economic Program 2009).

(6)	Over the past few months, the Mexican Government has entered into agreements to hedge oil prices in order to isolate the 2009 Budget from the effect of reductions in the price of oil with respect to the level that was assumed in the Federal Annual Revenue Law for 2009. Therefore, the approved expenditures level should not be affected if a lower Mexican oil mix price than the one assumed in the 2009 Budget is observed. The total amount hedged was 330 million barrels, which is the amount of net oil exports contemplated in the Economic Program 2009. The aggregate cost of hedging the oil revenues was U.S. $1.5 billion.
n.a.: Not Available.

Source: Ministry of Finance and Public Credit.
Public Debt
     Internal Public Debt
     According to preliminary figures, at November 30, 2008, the net internal debt of the Mexican Government totaled Ps. 1,904.9 billion, up 6.5% from Ps. 1,788.3 billion outstanding at December 31, 2007. At November 30, 2008, the gross internal debt of the Mexican Government totaled Ps. 2,149.7 billion, up 13.4% from Ps. 1,896.3 billion of gross internal debt at December 31, 2007. Of the total gross internal debt of the Mexican Government at November 30, 2008, Ps. 274.9 billion represented short-term debt and Ps. 1,874.8 billion represented long-term debt, as compared to Ps. 261.3 billion and Ps. 1,635.0 billion of short- and long-term debt, respectively, at December 31, 2007. The average maturity of the Mexican Government’s internal debt increased by 0.82 years during the first nine months of 2008, from 5.59 years at December 31, 2007 to 6.41 years at September 30, 2008. The Mexican Government’s financing costs on internal debt totaled Ps. 92.4 billion for the first nine months of 2008, 8.3% more in nominal terms, as compared to the same period of 2007.
     External Public Debt
     According to preliminary figures, outstanding gross external public debt decreased by approximately U.S. $2.3 billion in the first eleven months of 2008, from U.S. $55.4 billion at December 31, 2007 to U.S. $53.0 billion at November 30, 2008. Of this amount, U.S. $51.1 billion represented long-term debt and U.S. $1.9 billion represented short-term debt. At September 30, 2008, commercial banks held approximately 7.9% of Mexico’s total public sector external debt, multilateral and bilateral creditors (excluding the IMF) held 17.7%, bondholders held 62.6% and other creditors held the remaining 11.8%.
     On December 18, 2008, the Mexican Government issued U.S. $2.0 billion of its 5.950% Global Notes due 2019.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2008 AND DECEMBER 31, 2007 AND
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2007

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES
AND SUBSIDIARY COMPANIES
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2008 AND DECEMBER 31, 2007 AND
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2007

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
CONDENSED CONSOLIDATED BALANCE SHEETS AS OF
SEPTEMBER 30, 2008 AND DECEMBER 31, 2007

	2008		2007
			(audited)
			(in thousands of
	(unaudited)		constant pesos
	(in thousands of		as of December 31,
	Mexican pesos)		2007)
Current assets
Cash and cash equivalents (note 5)	Ps.	151,053,664	Ps.	170,997,240
Accounts receivable, net (note 6)		155,314,887		164,420,411
Inventories, net (note 7)		122,677,471		93,143,136

Total current assets		429,046,022		428,560,787
Investments in shares		28,606,566		33,063,354
Property, plant and equipment, net (note 8)		831,832,152		793,845,453
Intangible asset from labor obligations		—		72,008,835
Other assets		10,385,139		2,802,177

Total assets	Ps.	1,299,869,879	Ps.	1,330,280,606

Short-term liabilities:
Current portion of long-term debt (note 9)	Ps.	83,770,907	Ps.	76,050,128
Suppliers		37,795,560		35,138,344
Other accounts payable		38,777,499		31,682,025
Taxes payable		63,794,109		146,593,355

Total short-term liabilities		224,138,075		289,463,852

Long-term liabilities:
Long-term debt (note 9)		445,772,708		424,828,472
Reserve for labor obligations		466,050,226		528,201,272
Reserve for sundry creditors and others		51,248,186		31,467,252
Deferred taxes		5,998,990		6,411,897

Long-term liabilities		969,070,110		990,908,893

Total liabilities		1,193,208,185		1,280,372,745

Equity:
Certificates of contributions “A”		96,957,993		96,957,993
Mexican Government increase in equity of Subsidiary Entities		147,263,829		144,457,629
Surplus in restatement of equity		—		171,509,813
Effect on equity from labor obligations		—		(51,759,539)
Other comprehensive income		6,819,586		5,916,353
Accumulated Results:
From prior years		(149,934,800)		(298,866,819)
Net income (loss) for the nine-month period and year end		5,555,086		(18,307,569)

Total equity		106,661,694		49,907,861

Commitments and contingencies (Notes 11 and 12)		—		—

Total liabilities and equity	Ps.	1,299,869,879	Ps.	1,330,280,606

The accompanying notes are an integral part of these condensed consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2007

	2008		2007
			(unaudited)
	(unaudited)		(in thousands of
	(in thousands of		constant pesos as of
	Mexican pesos)		December 31, 2007)
Net sales:
Domestic	Ps.	519,381,741	Ps.	435,507,269
Exports		541,944,342		385,354,944
Services income		3,586,553		3,234,545

Total Revenues		1,064,912,636		824,096,758

Cost of sales		440,993,416		320,928,266

Gross income		623,919,220		503,168,492

General expenses:
Transportation and distribution expenses		22,288,484		18,754,181
Administrative expenses		49,293,254		41,570,861

Total general expenses		71,581,738		60,325,042

Operating income		552,337,482		442,843,450

Other income, net		161,661,214		49,857,676

Comprehensive financing result, net		(22,094,530)		(18,624,338)

Profit sharing in non-consolidated subsidiaries and affiliates		(1,288,033)		4,603,875

Income before taxes and duties		690,616,133		478,680,663

Taxes and duties		685,061,047		464,547,965

Net income	Ps.	5,555,086	Ps.	14,132,698

The accompanying notes are an integral part of these condensed consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2008
(in thousands of Mexican pesos)

	2008
	(unaudited)
Operating activities
Net income before taxes and duties	Ps.	690,616,133
Activities related to operating activities:
Reserve for retirement payments, pensions and seniority premiums		83,977,432
Deferred income taxes		(403,160)
Allowance for uncollectible trade accounts		342,030
Allowance for slow-moving and obsolete inventory		(174,063)
Activities related to investing activities:
Depreciation and amortization		62,566,408
Profits sharing in subsidiaries		1,288,033
Disposal of fixed assets		1,772,498
Activities related to financing activities:
Foreign exchange loss		8,060,260
Accrued interest		(3,765,949)

		844,279,622

Decrease in accounts and notes receivable		8,020,751
Increase in inventories		(29,360,272)
Increase in other assets		(461,351)
Increase in suppliers		2,657,215
Decrease in other accounts payable		(12,665,972)
Taxes payable		(767,860,293)
Increase in reserve for sundry creditors and others		19,780,934
Decrease in reserve for retirement payments, pensions and indemnities and others		(22,360,104)
Decrease in deferred income taxes		(9,747)

Net cash flow from operating activities		42,020,783

Investing activities:
Investments in subsidiaries		3,168,757
Donated surplus		1,645,976
Acquisition of fixed assets		(89,685,771)

Net cash flows of investing activities		(84,871,038)

Cash flow to be obtained from financing activities		(42,850,255)

Financing activities:
Proceeds from new long-term financing		105,646,039
Financing payments		(81,275,335)
Others		(4,270,225)
Increase in equity of Subsidiary Entities		2,806,200

Net cash flows from financing activities		22,906,679

Net decrease in cash and cash equivalents		(19,943,576)
Cash and cash equivalents at the beginning of the period		170,997,240

Cash and cash equivalents at the end of the nine-month period ended September 30, 2008	Ps.	151,053,664

The accompanying notes are an integral part of these condensed consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2007
(in thousands of Mexican pesos at purchasing power as of December 31, 2007)

	2007
	(unaudited)
Operating activities
Net income	Ps.	14,132,698
Add charges to operations not requiring the use of funds:
Depreciation and amortization		48,349,091
Other non-cash flow items		61,242,167

		123,723,956
Funds provided by operating activities:
Net (investing in) financing from operating accounts:
Accounts, notes receivable and other		(36,371,207)
Inventories		(1,870,864)
Other assets		139,050
Suppliers		(9,076,088)
Other accounts and taxes payable		16,075,812

Funds provided by operating activities		92,620,659

Financing activities:
Minimum guaranteed dividends paid to the Mexican Government and others		(263,344)
Decrease in debt		(44,346,574)
Increase in equity of Subsidiary Entities		42,593

Funds used in financing activities		(44,567,325)

Investing activities:
Acquisition of property, plants and equipment, net		(89,354,819)
Other permanent investments		(936,202)

Funds used in investing activities		(90,291,021)

Net decrease in cash and cash equivalents		(42,237,687)
Cash and cash equivalents at the beginning of the period		195,776,439

Cash and cash equivalents at the end of the nine-month period ended September 30, 2007	Ps.	153,538,752

The accompanying notes are an integral part of these condensed consolidated financial statements.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008 AND DECEMBER 31, 2007
(Figures stated in thousands of Mexican pesos and, in the case of December 31, 2007 and September 30,
2007 figures, in constant pesos as of December 31, 2007, and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)
1. Approval
On October 27, 2008, the attached condensed consolidated financial statements and the notes thereto were authorized by the following officers: Víctor M. Cámara Peón, Deputy Director of Financial Information Systems and Enrique Díaz Escalante, Associate Managing Director of Accounting.
2. Basis of presentation
The condensed consolidated financial statements of Petróleos Mexicanos, its Subsidiary Entities and Subsidiary Companies (“PEMEX”) as of and for the nine-month periods ended September 30, 2008 and 2007, are unaudited, while the balance sheet as of December 31, 2007 is audited. In the opinion of PEMEX’s management, all adjustments (mainly consisting of recurring adjustments) that are necessary for a fair presentation of the condensed consolidated financial statements have been included.
The interim results are not necessarily indicative of results for the entire year.
References in these financial statements and related notes to “pesos” or “Ps.” refers to Mexican pesos and “dollars” or “US$” refers to dollars of the United States of America.
For the purposes of these unaudited condensed consolidated interim financial statements, certain information and disclosures that are usually included in the financial statements prepared under Mexican Financial Reporting Standards (FRS) have been condensed or omitted. These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and their notes, as of and for the year ended December 31, 2007.
3. Significant accounting policies
The accompanying condensed consolidated financial statements have been prepared in accordance with the FRS as issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (“CINIF”). Previously, PEMEX recognized inflation in its financial information in accordance with FRS (“NIF”) 06-BIS “A” Section C, as issued by the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit) and by the Secretaría de la Administración Pública (Ministry of Public Administration), which required PEMEX to adopt Bulletin B-10, “Recognition of the Effects of Inflation on Financial Information” (“Bulletin B-10”). Bulletin B-10 was superseded on January 1, 2008 by new FRS B-10 “Effects of Inflation” (“FRS B-10”). The new FRS B-10 guidelines are prospectively applied and do not require any adjustment for periods prior to January 1, 2008. FRS B-10 superseded Bulletin B-10 and its five amendments, as well as the related circulars and INIF (Interpretation of Financial Reporting Standards). The principal accounting policies set forth by FRS B-10 are: (i) the change in the value of the Investment Unit (UDI) may be used for determining the inflation for a given period; (ii) the election to use inventory replacement costs, as well as specific indexation for fixed assets, is eliminated; (iii) an entity is only required to recognize the effects of inflation when operating in an inflationary economic environment (accumulated inflation equal to or higher than 26% in the most recent three-year period); and (iv) the reclassification of the accounts of monetary gain and loss and deficit and excess in equity restatement to retained earnings.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008 AND DECEMBER 31, 2007
(Figures stated in thousands of Mexican pesos and, in the case of December 31, 2007 and September
30, 2007 figures, in constant pesos as of December 31, 2007, and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)
4. Foreign currency position
As of September 30, 2008 and December 31, 2007, the condensed consolidated financial statements of PEMEX include monetary assets and liabilities in foreign currency as follows:

			Net	Exchange	Amounts in
	Assets	Liabilities	position	rate	pesos
As of September 30, 2008:
U.S. dollars	18,970,295	(39,073,294)	(20,102,999)	10.9814	Ps.	(220,759,073)
Japanese Yen	3,088,981	(251,135,871)	(248,046,890)	0.1034		(25,648,048)
Pounds Sterling	508	(424,874)	(424,366)	19.5666		(8,303,400)
Euros	1,747,769	(4,939,505)	(3,191,736)	15.4266		(49,237,634)
Swiss Francs	—	(39)	(39)	9.7996		(382)
Canadian dollars	79	—	79	10.3296		816

Net liability foreign currency position before foreign-currency hedging					Ps.	(303,947,722)

As of December 31, 2007:
U.S. dollars	16,950,060	(30,083,877)	(13,133,817)	10.8662	Ps.	(142,714,682)
Japanese Yen	—	(142,217,370)	(142,217,370)	0.0973		(13,837,750)
Pounds Sterling	230	(402,411)	(402,181)	21.6074		(8,690,086)
Euros	9,371	(5,932,198)	(5,922,827)	15.8766		(94,034,355)
Swiss Francs	—	(260)	(260)	9.5957		(2,495)
Danish Krone	—	(250)	(250)	2.0075		(502)

Net liability foreign currency position before foreign-currency hedging					Ps.	(259,279,870)

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008 AND DECEMBER 31, 2007
(Figures stated in thousands of Mexican pesos and, in the case of December 31, 2007 and September
30, 2007 figures, in constant pesos as of December 31, 2007, and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)
5. Cash and Cash Equivalents
As of September 30, 2008 and December 31, 2007, cash and cash equivalents are as follows:

	As of		As of
	September 30, 2008		December 31, 2007
Cash in banks	Ps.	65,688,725	Ps.	64,578,352
Other highly liquid instruments		85,364,939		106,418,888

	Ps.	151,053,664	Ps.	170,997,240

6. Accounts receivable, net
As of September 30, 2008 and December 31, 2007, the accounts receivable are as follows:

	As of September 30,		As of December 31,
	2008		2007
Trade-domestic	Ps.	46,723,296	Ps.	40,506,098
Trade-foreign		28,389,761		25,430,178
Negative IEPS credit		16,549,159		32,943,613
Advance payments to Federal Government of minimum guaranteed dividends		—		4,270,225
Employees and officers		4,089,549		3,648,372
Specific funds		13,238,144		11,858,575
Hydrocarbon excess extraction duties payment		1,917,717		—
Derivative financial instruments		13,937,699		12,909,868
Other accounts receivable		32,302,526		34,344,416
Less:
Allowance for doubtful accounts		(1,832,964)		(1,490,934)

Total	Ps.	155,314,887	Ps.	164,420,411

7. Inventories
As of September 30, 2008 and December 31, 2007, inventories are as follows:

	As of		As of
	September 30, 2008		December 31, 2007
Crude oil, refined products, derivatives and petrochemical products	Ps.	118,530,248	Ps.	87,971,050
Materials and supplies in stock		5,288,239		6,370,017
Materials and products in transit		31,228		148,376
Less:
Allowance for slow moving and obsolete inventory		(1,172,244)		(1,346,307)

Total	Ps.	122,677,471	Ps.	93,143,136

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008 AND DECEMBER 31, 2007
(Figures stated in thousands of Mexican pesos and, in the case of December 31, 2007 and September
30, 2007 figures, in constant pesos as of December 31, 2007, and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)
8. Property, plant and equipment
As of September 30, 2008 and December 31, 2007, the balances of property, plant and equipment, accumulated depreciation and amortization, are as follows:

	As of		As of
	September 30, 2008		December 31, 2007
Buildings	Ps.	50,466,139	Ps.	47,681,968
Wells		519,558,170		466,157,259
Plants		409,384,196		379,268,733
Drilling equipment		22,729,801		22,226,019
Furniture and equipment		36,237,805		36,440,294
Transportation equipment		14,907,289		14,146,501
Offshore platforms		167,513,721		160,543,843
Pipelines		310,434,140		296,304,941

		1,531,231,261		1,422,769,558
Accumulated depreciation and amortization		(829,529,904)		(760,177,709)

		701,701,357		662,591,849
Land		39,118,093		39,842,669
Fixed assets to be disposed of		814,909		690,454
Construction in progress		90,197,793		90,720,481

Total	Ps.	831,832,152	Ps.	793,845,453

The depreciation of fixed assets and amortization of wells at September 30, 2008 and December 31, 2007 recognized in cost and operating expenses was Ps.62,566,408 and Ps.72,591,718, respectively.
9. Long-term debt
In the period from January 1 to September 30, 2008 and during 2007, the significant financing activities of Petróleos Mexicanos were as follows:
The Pemex Project Funding Master Trust (the “Master Trust”) obtained US$1,249,600 from credit lines guaranteed by export credit agencies for PIDIREGAS.
On January 16, 2008, the Master Trust issued, through an inter-company private placement, notes in a total amount of US$2,000,000 under its Medium-Term Note Program, Series A. These notes bear interest at 3-month LIBOR plus 117 basis points, mature in 2015 and were purchased in their entirety by Petróleos Mexicanos.
On February 7, 2008, Fideicomiso Irrevocable de Administración F/163 (“Fideicomiso F/163”) issued, through an inter-company private placement, notes in the Mexican market in an amount of Ps.10,000,000 at the 91-day Cetes rate plus 34 basis points, with a maturity in 2013. These notes were purchased in their entirety by Petróleos Mexicanos.
On February 15, 2008, the Master Trust issued, through an inter-company private placement, notes in a total amount of US$1,500,000 under its Medium-Term Note Program, Series A. These notes bear interest at 3-month LIBOR plus 121 basis points, mature in 2017 and were purchased in their entirety by Petróleos Mexicanos.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008 AND DECEMBER 31, 2007
(Figures stated in thousands of Mexican pesos and, in the case of December 31, 2007 and September
30, 2007 figures, in constant pesos as of December 31, 2007, and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)
On February 29, 2008, Petróleos Mexicanos drew down US$1,000,000 from its revolving syndicated credit line of US$2,500,000, which it entered into on September 14, 2007; this credit line can be used by either Petróleos Mexicanos or the Master Trust. This amount was repaid on June 30, 2008.
On March 28, 2008, Petróleos Mexicanos entered into a Ps.10,000,000 credit line with a banking institution in the domestic market, at the 28-day TIIE rate plus 12 basis points, maturing on December 31, 2008.
On March 28, 2008, Petróleos Mexicanos entered into a Ps.4,000,000 credit line with a banking institution in the domestic market, at the 28-day TIIE rate plus zero basis points, maturing on June 20, 2008. This credit was extended on June 20, 2008 for the same amount and under the same terms, with a maturity date on September 12, 2008. On such date, Ps.2,000,000 of the line was repaid and the due date of the remaining Ps.2,000,000 was extended to December 2008.
On March 28, 2008, Petróleos Mexicanos entered into a Ps.3,500,000 credit line with a banking institution in the domestic market, at the 28-day TIIE rate plus 0.075%, maturing on December 31, 2008.
On May 13, 2008, the Master Trust issued, through an inter-company private placement, notes in a total amount of US$500,000 under its Medium-Term Note Program, Series A. These notes bear interest at the 3-month LIBOR rate plus 104 basis points, mature in 2021 and were purchased in their entirety by Petróleos Mexicanos.
On May 19, 2008, the Master Trust issued, through an inter-company private placement, notes in a total amount of US$500,000 under its Medium-Term Note Program, Series A. These notes bear interest at the 3-month LIBOR rate plus 101 basis points, mature in 2021 and were purchased in their entirety by Petróleos Mexicanos.
On June 2, 2008, the Master Trust obtained from a financial institution a credit in Japanese Yen equivalent to US$400,000, distributed in two tranches, with maturities of three and six years respectively, both bearing interest at the three-month LIBOR rate for Japanese yen plus 50 basis points, in the case of tranche A and 75 basis points, in the case of tranche B.
On June 3, 2008, the Master Trust issued, through an inter-company private placement, notes in a total amount of US$1,000,000 under its Medium-Term Note Program, Series A. These notes bear interest at 3-month LIBOR plus 122 basis points, mature in 2021 and were purchased in their entirety by Petróleos Mexicanos.
On June 4, 2008, the Master Trust issued bonds in the amount of US$1,500,000, of which US$1,000,000 consisted of notes due in 2018 with a coupon rate of 5.75% and US$500,000 consisted of bonds due in 2038 with a coupon rate of 6.625%. The issuance of the 5.75% notes was a reopening of the Master Trust’s October 22, 2007 note issuance.
On July 21, 2008, the Master Trust issued, through an inter-company private placement, notes in a total amount of US$1,000,000 under its Medium-Term Note Program, Series A. These notes bear interest at 3-month LIBOR plus 144 basis points, mature in 2022 and were purchased in their entirety by Petróleos Mexicanos.
On September 10, 2008, the Master Trust issued, through an inter-company private placement, notes in a total amount of US$1,000,000 under its Medium-Term Note Program, Series A. These notes bear interest at 3-month LIBOR plus 135 basis points, mature in 2014 and were purchased in their entirety by Petróleos Mexicanos.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008 AND DECEMBER 31, 2007
(Figures stated in thousands of Mexican pesos and, in the case of December 31, 2007 and September
30, 2007 figures, in constant pesos as of December 31, 2007, and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)
On September 28, 2008, Petróleos Mexicanos acquired through its subsidiary entity Pemex-Refining two vessels for a total amount of US$126,200, as financed through a financial lease. The lease payments will be made at the end of each quarter, over a period of 10 years and at an implicit annual fixed rate of 7.96%.
On September 29, 2008, the Master Trust issued, through a private placement in the Japanese market, Samurai bonds in the amount of ¥64,000,000, guaranteed by the export credit agency Nippon Export and Investment Insurance (“Nexi”) of Japan, bearing interest at 6-month LIBOR for Japanese yen plus a 0.75% margin, and a term of 12 years, with a final maturity date in 2020.
During 2007, the Master Trust undertook the following financing activities for PIDIREGAS:
a.	The Master Trust obtained credit lines from export credit agencies totaling US$1,002,629.

b.	During the second quarter of 2007, the Master Trust repurchased US$1,139,696 of its debt securities with maturities between 2008 and 2027 in the open market. These securities were cancelled after their repurchase.

c.	On October 18, 2007, the Master Trust borrowed US$2,500,000 (the total available amount) from its syndicated revolving credit facility dated September 14, 2007. This credit line may be used by either Petróleos Mexicanos or the Master Trust. The credit line consists of two tranches, A and B, with terms of three and five years, respectively, and bears interest at rates of LIBOR plus 20 basis points for tranche A and 25 basis points for tranche B, and with maturity dates in 2010 and 2012, respectively. Each of the tranches may be extended twice for a period of one year with the consent of the lenders. This facility credit replaces the two previously syndicated revolving credit lines, each in the amount of US$1,250,000.

d.	On October 22, 2007, the Master Trust issued debt in the amount of US$2,000,000, of which US$1,500,000 consisted of notes due in 2018 with a coupon rate of 5.75% and US$500,000 consisted of bonds due in 2035 with a coupon rate of 6.625%. The bond issuance was a second reopening of the Master Trust’s June 8, 2005 bond issuance.

e.	During the fourth quarter of 2007, the Master Trust repurchased US$5,763,333 of notes in the open market, which represented part of its outstanding U.S. dollar-denominated debt securities with maturities between 2008 and 2027, as well as a portion of its U.S. dollar-denominated perpetual notes. These securities were cancelled after their repurchase.
Various credit facilities require compliance with various operating covenants that, among other things, place restrictions on the following types of transactions:
•	the sale of substantial assets essential for the continued operations of the business;

•	liens against its assets; and

•	transfers, sales or assignments of rights to payment under contracts for the sale of crude oil or gas not yet earned, accounts receivable or other negotiable instruments.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008 AND DECEMBER 31, 2007
(Figures stated in thousands of Mexican pesos and, in the case of December 31, 2007 and September
30, 2007 figures, in constant pesos as of December 31, 2007, and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)
10. Comprehensive Income (Loss)
Comprehensive income (loss) as of and for the nine-month period ended September 30, 2008 and the comprehensive loss as of and for the year ended December 31, 2007 are set forth below:

	2008		2007
Net income (loss) for the period and year end	Ps.	5,555,086	Ps.	(18,307,569)
Effect of restatement as of the end of the period and year, net		—		18,638,402
Derivative financial instruments		124,303		656,699
Labor reserve effect		—		(3,432,792)
Others		778,930		—

Comprehensive income (loss) as of the end of the period and year	Ps.	6,458,319	Ps.	(2,445,260)

11. Commitments:
PEMEX has entered into a nitrogen supply contract for the pressure maintenance program at the Cantarell field. During 2007, PEMEX entered into an additional contract to supply nitrogen to the Ku-Maloob-Zaap field, and the commitment to this provider expires in 2027. At September 30, 2008 and December 31, 2007, the value of the nitrogen to be supplied during the term of the contract is approximately Ps.16,938,206 and Ps.18,314,382, respectively. In the event of the rescission of the contract and depending on the circumstances, PEMEX would be required to purchase the nitrogen production plant in accordance with the terms of the contract.
The estimated future payments are as follows:

	As of		As of
	September 30, 2008		December 31, 2007
2008’s remaining quarter	Ps.	422,669	Ps.	1,969,805
2009		1,713,499		1,695,836
2010		1,729,239		1,717,418
2011		1,739,799		1,721,866
2012		1,766,878		1,742,658
2013 to 2027		9,566,122		9,466,799

Total	Ps.	16,938,206	Ps.	18,314,382

During 2008, a contract for the supply of nitrogen to maintain pressure in the Jujo-Tecominoacán field in the South Region was entered into; this contract expires in 2017.
In relation to the contract mentioned above, at September 30, 2008, the estimated value of the nitrogen to be supplied during the term of the contract amounts to Ps.1,890,269. In the event of early termination of the contract, PEMEX will be bound to pay only for services received and certain nonrecoverable expenditures in accordance with the terms specified in the contract.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008 AND DECEMBER 31, 2007
(Figures stated in thousands of Mexican pesos and, in the case of December 31, 2007 and September
30, 2007 figures, in constant pesos as of December 31, 2007, and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)
The estimated future payments under this contract are as follows:

	As of
	September 30, 2008
2008’s remaining quarter	Ps.	161,160
2009		192,737
2010		192,602
2011		192,602
2012		192,710
2013 to 2017		958,458

Total	Ps.	1,890,269

PEMEX, through P.M.I. Comercio Internacional, S.A. de C.V. (“PMI”), enters into sale contracts for crude oil with foreign companies in international markets. The terms and conditions of these contracts are specific to each customer, and the contract durations vary, including evergreen contracts and long-term contracts.
12. Contingencies
In the ordinary course of business, PEMEX is named in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome, accruing a contingent liability when an unfavorable decision is probable and the amount is reasonably estimable. Such contingent liabilities are mentioned below.
(a)	PEMEX is subject to the provisions of the Ley General del Equilibrio Ecológico y la Protección al Ambiente (General Law on Ecological Equilibrium and Environmental Protection). To comply with this law, environmental audits of PEMEX’s larger operating, storage and transportation facilities have been or are being conducted. Following the completion of such audits, PEMEX has signed various agreements with the Procuraduría Federal de Protección al Ambiente (Federal Attorney of Environmental Protection, or “PROFEPA”) to implement environmental remediation and improve environmental plans. Such plans contemplate remediation for environmental damages, as well as related investments for the improvement of equipment, maintenance, labor and materials.

As of September 30, 2008 and as of December 31, 2007, the reserve for environmental remediation expenses totaled Ps.1,940,554 and Ps.2,093,440, respectively. This reserve is included in the reserve for sundry creditors and others as a long-term liability in the condensed consolidated balance sheets.

(b)	As of September 30, 2008, PEMEX was involved in various civil, tax, criminal, administrative, labor and commercial arbitration and lawsuits. Based on the information available, the amount claimed in connection with these lawsuits totaled approximately Ps.37,142,129. At September 30, 2008, PEMEX had accrued a reserve of Ps.10,572,498 for these contingent liabilities. Among these lawsuits are the following:
I.	In September 2001, Conproca, S.A. de C.V. (“CONPROCA”), the construction company performing construction and maintenance services for Pemex-Refining’s Cadereyta refinery, filed a claim for arbitration before the International Court of Arbitration of the International Chamber of Commerce

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008 AND DECEMBER 31, 2007
(Figures stated in thousands of Mexican pesos and, in the case of December 31, 2007 and September
30, 2007 figures, in constant pesos as of December 31, 2007, and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)
(ICA) against Pemex-Refining and Petróleos Mexicanos (No. 11760/KGA) related to expenses incurred by CONPROCA for, among others, additional work performed and value added. The claim filed by CONPROCA was for US$633,142, and Pemex-Refining and Petróleos Mexicanos filed a counterclaim in the amount of US$907,659 (including value added tax). On December 17, 2008, the ICA issued a general liability award in favor of CONPROCA without specifying an amount to be paid by Pemex-Refining or Petróleos Mexicanos. A stage to determine the amount of liability is still pending.
II.	In December 2004, Corporación Mexicana de Mantenimiento Integral S. de R.L. de C.V. (“COMMISA”) filed an arbitration claim before the ICA against Pemex-Exploration and Production (arbitration related to the project IPC-01) for, among other things, a breach of a construction agreement in connection with two platforms in the Cantarell complex. The detailed claim filed by COMMISA on January 26, 2007 seeks damages of US$292,043 and Ps.37,537. Pemex-Exploration and Production has responded to the claim and filed a counterclaim against COMMISA, seeking US$125,897 and Ps.41,513. On September 10, 2007, both parties filed their replies, in which COMMISA modified its claim and is, as of the date of this report, seeking US$319,900 and Ps.37,200. On November 19, 2008, the ICA notified the parties that it would not issue a final award until February 28, 2009.

III.	In February 2005, COMMISA filed a claim before the ICA against Pemex-Exploration and Production (arbitration related to project No. IPC-28) seeking approximately US$142,400 and Ps.40,199 for, among other things, the breach of an agreement in connection with two vessels named Bar Protector and Castoro 10 in the Cantarell complex and additional work performed. On February 11, 2008, Pemex-Exploration and Production was notified of an award under which Pemex-Exploration and Production was ordered to pay: (i) Ps.10,928 and US$75,075; (ii) value added tax and (iii) US$200 for arbitration expenses as well as interest and financial expenses. On August 12, 2008, Pemex-Exploration and Production was notified of a motion for the execution of an award filed by COMMISA before the Juzgado Sexto de Distrito en Materia Civil (Sixth Civil District Court) in the Federal District (No. 227/2008). On December 3, 2008, Pemex-Exploration and Production and COMMISA executed a settlement agreement to settle any claim related to project No. IPC-28. In connection with the settlement, Pemex-Exploration and Production paid Ps.1,213,871 to COMMISA, thus concluding the case.

IV.	On December 7, 2005, Pemex-Refining was summoned before the Juzgado Quinto de Distrito en Materia Civil (Fifth Civil District Court) in the Federal District in connection with a claim filed by Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Substitutos, A.C. (No. 262/2005-II) seeking approximately Ps.1,647,629 in damages for, among other claims, the suspension of an existing tank truck transportation agreement. On March 7, 2008 a final hearing was held in which both parties filed their final allegations. A final judgment was issued on June 6, 2008 in which payments for damages were denied. The parties have filed appeals before the Tercer Tribunal Unitario en Materia Civil y Administrativa del Primer Circuito (Third Unit Civil and Administrative Court of the First Circuit) in the Federal District. Pemex-Refining filed an appeal because the judgment did not require the

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008 AND DECEMBER 31, 2007
(Figures stated in thousands of Mexican pesos and, in the case of December 31, 2007 and September
30, 2007 figures, in constant pesos as of December 31, 2007, and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)
plaintiff to pay expenses and court fees. On June 25, 2008, the parties filed their motions against the final judgment. A final resolution is still pending.
V.	On December 15, 2005, Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Substitutos, A.C. filed an additional claim before the Fifth Civil District Court in the Federal District (No. 271/2005-I), asserting that Pemex-Refining should authorize the plaintiff to replace tank trucks older than ten years, register these new tank trucks and assign a cargo to each of them pursuant to the above-mentioned transportation agreement. On January 23, 2008, a final hearing was held in which both parties filed their final allegations. A final judgment against Pemex-Refining was issued on April 29, 2008. On May 20, 2008, Pemex-Refining filed an appeal before the First Unit Civil and Administrative Court in the Federal District (No. 425/2008). The plaintiff filed a motion to void the appeal, arguing that the appeal was not properly executed. A revocation motion filed subsequently by Pemex-Refining was denied. On September 10, 2008, Pemex-Refining filed an amparo against this resolution. A final judgment is still pending.

VI.	On October 31, 2007, another civil claim was filed by Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Sustitutos, A.C. against Pemex-Refining (No. 295/2007) before the Juzgado Quinto de Distrito en Materia Civil (Fifth Civil District Court) in the Federal District, seeking a judgment declaring the breach of a services agreement dated March 26, 1993 and monetary damages. Pemex-Refining filed a response to this claim on May 27, 2008. On September 22, 2008, a final hearing was held. A final judgment is still pending.

VII.	On August 20, 2007, Petróleos Mexicanos and Pemex-Refining were summoned before the Juzgado Decimocuarto de Distrito del Décimo Circuito (Fourteenth District Court of the Tenth Circuit) in Coatzacoalcos, Veracruz in connection with a civil claim filed by Leoba Rueda Nava seeking approximately Ps.1,200,000 for, among other things, civil liability and damages resulting from the pollution of land used to store oil waste. The trial is in evidentiary stages, with an expert’s opinion on environmental damages pending. A final hearing is still pending.

VIII.	In January 2006, Tejas Gas de Toluca, S. de R.L. de C.V. commenced an arbitration proceeding against Gas Natural México S.A. de C.V. and Pemex-Gas and Basic Petrochemicals, seeking, among other things, compliance with a transportation agreement and its amendments dated February 2001 and November 2001 for the operation of the Palmillas-Toluca pipeline. On May 29, 2008, the parties filed their detailed claims and counterclaims as well as their evidence. On September 1, 2008, the parties filed their respective replies. A hearing regarding the jurisdiction of the ICA is scheduled for February 2009.

IX.	In December 2003, Unión de Sistemas Industriales, S.A. de C.V. filed a claim in the Juzgado Tercero de Distrito en Materia Civil (Third Civil District Court) in the Federal District against Pemex-Refining seeking approximately Ps.393,095 (No. 202/2003) for, among other things, work performed and not paid under a construction agreement. In October 2004, Pemex-Refining responded to this claim. The evidentiary stage of the trial has been completed. A final hearing was held on November 18, 2008. A final judgment is still pending.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008 AND DECEMBER 31, 2007
(Figures stated in thousands of Mexican pesos and, in the case of December 31, 2007 and September
30, 2007 figures, in constant pesos as of December 31, 2007, and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)
X.	On August 16, 2006 two amparos (No. 723/2006 and No. 724/2006) were filed by Minera Carbonífera Río Escondido, S.A. de C.V. and Minerales Monclova, S.A. de C.V. before the Juzgado Cuarto de Distrito en Materia Administrativa (Fourth Administrative District Court) in the Federal District alleging that Pemex-Exploration and Production had violated their constitutional rights through the execution of development, infrastructure and maintenance works in non-associated gas fields under a public works contract (No. 414105826), and seeking a modification of the Regulatory Law. The purpose of this contract is to explore non-associated gas in the same fields where the plaintiffs have their mining concessions. The plaintiffs argue they have a right to exploit gas found in the fields located in the area of their mining concessions. An expert’s opinion on geology to be filed by Pemex-Exploration and Production is still pending. A constitutional hearing is scheduled for February 17, 2009.

XI.	As of the date of this report, only one of the several claims filed by a group of Congressmen from the LIX th. Legislature related to the Financed Public Works Contracts program (“FPWC”) remains pending. Pemex-Exploration and Production obtained favorable judgments in the other similar claims filed by these plaintiffs.

This remaining claim (No. 226/2004) is related to the FPWC entered into between Pemex-Exploration and Production and PTD Servicios Múltiples, S. de R.L. de C.V. for the Cuervito natural gas production block and was filed before the Juzgado Noveno de Distrito en Materia Civil del Distrito Federal (Ninth Civil District Court) in the Federal District. The claim does not seek monetary damages as relief, but instead seeks to prevent the performance of this FPWC through a declaration that it is void based on the alleged violation of Article 27 of the Political Constitution of the United Mexican States. On December 12, 2007, Pemex-Exploration and Production was summoned after an appeal filed by PTD Servicios Múltiples, S. de R.L. de C.V. was denied. On December 13, 2007, Pemex-Exploration and Production filed a motion arguing a lack of standing on the part of the plaintiffs due to the termination of their positions as Congressmen. On May 15, 2008, the motion was denied and Pemex-Exploration and Production filed an appeal against this resolution, which was accepted. On June 2, 2008, Pemex-Exploration and Production responded to the claim. The trial has been suspended until the appeal relating to the standing of the plaintiffs is resolved.

XII.	In January 1993, Pemex-Refining entered into a joint venture with Impulsora Jalisciense, S.A. de C.V. (“Impulsora”) to establish a new company called Mexicana de Lubricantes, S.A. de C.V. (“Mexicana de Lubricantes”), which manufactures, bottles and distributes PEMEX’s automotive and industrial lubricants and greases. Pemex-Refining has a 49% participation in this venture, which has contributed to PEMEX’s increased participation in the lubricants market both in Mexico and abroad. Currently, Pemex-Refining is involved in certain litigation and administrative proceedings in connection with this joint venture, including the following:
•	On December 5, 2005, Impulsora filed an amparo (No. 1519/2005) before the Juzgado Quinto de Distrito en Materia Administrativa (Fifth Administrative District Court) in the state of Jalisco, arguing the unconstitutionality of a new model franchise agreement to be executed by Pemex-Refining with the service

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008 AND DECEMBER 31, 2007
(Figures stated in thousands of Mexican pesos and, in the case of December 31, 2007 and September
30, 2007 figures, in constant pesos as of December 31, 2007, and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)
stations of Mexico. This proceeding has been joined with a pending proceeding filed by Bardahl de México, S.A. de C.V. (“Bardahl”), a competitor in the lubricants market, which claims that it is the owner of the “Mexlub” trademark. Bardahl seeks a ruling under which it would be permitted to sell its products in the service stations, thereby eliminating the exclusive right of Mexicana de Lubricantes to sell its lubricants. On December 9, 2008, a constitutional hearing was held. A final resolution is still pending.
•	On December 26, 2005, Pemex-Refining filed a commercial claim (No. 127/2005) against Mexicana de Lubricantes before the Juzgado Segundo de Distrito en Materia Civil (Second Civil District Court) in the state of Jalisco to compel Impulsora to convene a general shareholders’ meeting to discuss Mexicana de Lubricantes’ financial information as well as the appointment of its new board members and comptroller. On June 29, 2007, a judgment was issued in favor of Pemex-Refining and Mexicana de Lubricantes was ordered to convene a general shareholders’ meeting but not ordered to pay any damages. Both parties appealed this judgment before the Primer Tribunal Unitario del Tercer Circuito (First Unit Court of the Third Circuit) and the judgment was revoked. An amparo filed by Pemex-Refining was granted and the judgment was confirmed. Mexicana de Lubricantes subsequently filed an amparo, resolution of which is still pending.

•	On October 17, 2006, Pemex-Refining filed a commercial claim (No. 222/2006) against Impulsora before the Juzgado Octavo de Distrito en Materia Civil (Eight Civil District Court) in Mexico City, pursuant to which Pemex-Refining is seeking to enforce its contractual right to exercise a purchase option of the Mexicana de Lubricantes shares owned by Impulsora. Impulsora has filed a counterclaim asserting that Pemex-Refining does not have this right under the relevant agreement. The trial is currently in the evidentiary stage. Pemex-Refining filed an expert’s opinion related to accounting issues. An expert’s opinion from the defendant is still pending.

•	On March 28, 2008, Mexicana de Lubricantes filed a commercial claim (No. 28/2007) against Pemex-Refining before the Juzgado Primero de Distrito en Materia Civil (First Civil District Court) in the Federal District seeking, among other things, a judgment declaring null and void any advance termination or cancellation of certain agreements executed between Mexicana de Lubricantes and Pemex-Refining. Mexicana de Lubricantes filed a motion alleging that the authorized representative of Pemex-Refining did not have the authority to represent Pemex-Refining. On July 4, 2008, a resolution was issued stating that the power-of-attorney filed by Pemex-Refining contained some irregularities. In July 2008, Pemex-Refining filed an appeal of this resolution (504/2008) before the Primer Tribunal Unitario en Materia Civil y Administrativa (First Unit Civil and Administrative Court). On November 24, 2008, a resolution ratifying the judgment was issued. Pemex-Refining filed an amparo (No. 130/2008) before the Tercer Tribunal Unitario en Materia Civil (Third Unitary Civil Court), which was granted on December 24, 2008. An additional amparo was filed by Pemex-Refining before the Third Unitary Civil Court (No. 133/2008) against the resolution, which claimed that Pemex-Refining did not have the right to rectify the alleged irregularities in its power-of-attorney. A resolution is still pending.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008 AND DECEMBER 31, 2007
(Figures stated in thousands of Mexican pesos and, in the case of December 31, 2007 and September
30, 2007 figures, in constant pesos as of December 31, 2007, and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)
•	On April 30, 2008, in connection with administrative proceedings pending before the Comisión Federal de Competencia (Federal Competition Commission), the Juzgado Sexto de Distrito en Materia Administrativa (Sixth Administrative District Court) declared unconstitutional a resolution that the Federal Competition Commission had issued on December 7, 2007 regarding a prohibition imposed on Pemex-Refining from engaging in anti-competitive practices related to the exclusivity agreements executed with the service stations of Mexico and the imposition on Pemex-Refining of a fine in the amount of 1,500 daily wage units per day. On May 6, 2008, the Sixth Administrative District Court granted an amparo to Pemex-Refining and ordered a definitive suspension of the Federal Competition Commission’s resolution. The Federal Competition Commission filed a revised motion (No. 246/2008) before the Décimo Tribunal Colegiado del Primer Circuito (Tenth Joint Court of the First Circuit) objecting to the amparo, but that motion was denied. On August 4, 2008, Pemex-Refining filed a motion arguing that the Juzgado Quinto de Distrito en Materia Administrativa (Fifth Administrative District Court) in the state of Jalisco had violated the definitive suspension by denying Bardahl the right to sell its products in the service stations of Mexico. A final resolution is still pending.
          The result of these proceedings is uncertain since their final resolution will be issued by the appropriate authorities.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008 AND DECEMBER 31, 2007
(Figures stated in thousands of Mexican pesos and, in the case of December 31, 2007 and September 30,
2007 figures, in constant pesos as of December 31, 2007, and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)
13. Business segment information
PEMEX conducts different activities, and is engaged in the exploration and production of crude oil and natural gas, as well as the processing and distribution of refined and petrochemical products. The main business segment information, without considering eliminations for consolidation, is as follows:

									Corporate and
	Exploration and				Gas and Basic				Subsidiary				Consolidated
	Production		Refining		Petrochemicals		Petrochemicals		Companies		Eliminations		balance
As of September 30, 2008 and for the nine-month period then ended
Trade Sales	Ps.	—	Ps.	369,683,735	Ps.	129,206,649	Ps.	20,491,357	Ps	. 541,944,342	Ps.	—	Ps.	1,061,326,083
Intersegment		939,718,823		44,599,299		83,866,524		44,063,640		256,969,004		(1,369,217,290)		—
Services income		—		2,669,600		—		—		1,661,269		(744,316)		3,586,553
Gross income (loss)		797,137,440		(186,784,436)		9,929,673		(5,507,558)		38,405,772		(29,261,671)		623,919,220
Operating income (loss)		774,089,705		(217,602,658)		1,765,209		(14,556,857)		9,127,983		(485,900)		552,337,482
Net income (loss)		69,620,089		(70,704,853)		4,160,762		(13,862,443)		14,589,261		1,752,270		5,555,086
Comprehensive financing result		(29,403,046)		(8,228,090)		2,662,099		469,045		13,827,662		(1,422,200)		(22,094,530)
Depreciation and amortization		51,465,147		7,225,834		2,597,939		824,267		453,221		—		62,566,408
Cost of labor reserve		28,662,973		27,490,271		6,647,718		7,833,278		13,343,193		—		83,977,433
Taxes and duties		676,457,415		3,899,640		821,471		205,202		3,677,319		—		685,061,047
Total assets		1,335,817,920		416,238,842		136,150,092		84,795,555		2,761,050,239		(3,434,182,769)		1,299,869,879
Current assets		709,966,397		250,849,187		93,463,985		69,186,371		564,884,668		(1,259,304,586)		429,046,022
Investments in shares and securities		377,257		157,094		1,247,144		—		776,719,200		(749,894,129)		28,606,566
Fixed assets		604,291,273		164,105,404		41,135,994		15,333,161		8,279,970		(1,313,650)		831,832,152
Acquisitions of fixed assets		81,617,351		8,233,312		1,677,143		658,669		1,894,862		—		94,081,337
Short-term liabilities		155,576,855		172,872,061		36,372,949		11,283,757		1,103,399,991		(1,255,367,538)		224,138,075
Labor reserve		163,231,378		158,003,885		38,409,543		44,275,894		62,129,526		—		466,050,226
Total Liabilities		1,031,886,200		383,123,300		86,386,400		56,656,600		2,620,763,200		(2,985,607,515)		1,193,208,185
Equity		303,931,700		33,115,500		49,763,600		28,138,900		140,287,100		(448,575,106)		106,661,694

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008 AND DECEMBER 31, 2007
(Figures stated in thousands of Mexican pesos and, in the case of December 31, 2007 and September 30,
2007 figures, in constant pesos as of December 31, 2007, and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)

									Corporate and
	Exploration and				Gas and Basic				Subsidiary				Consolidated
	Production		Refining		Petrochemicals		Petrochemicals		Companies		Eliminations		balance
As of September 30, 2007 and for the nine-month period then ended
Trade Sales	Ps.	—	Ps.	315,809,492	Ps.	103,033,476	Ps.	16,664,302	Ps.	385,354,943	Ps.	—	Ps.	820,862,213
Intersegment		643,937,733		31,595,092		62,769,067		28,540,074		167,651,000		(934,492,966)		—
Services income		—		2,337,905		—		—		1,378,097		(481,457)		3,234,545
Gross income (loss)		526,532,516		(38,750,500)		14,211,178		(4,418,678)		28,887,931		(23,293,955)		503,168,492
Operating income (loss)		502,971,402		(62,890,800)		8,324,294		(9,619,413)		4,549,525		(491,558)		442,843,450
Net income (loss)		28,900,467		(23,572,800)		6,692,811		(10,622,360)		23,787,380		(11,052,800)		14,132,698
Comprehensive financing result		(19,172,464)		(5,209,317)		989,681		(607,374)		5,499,761		(124,625)		(18,624,338)
Depreciation and amortization		38,326,848		6,193,696		2,599,324		742,940		486,283		—		48,349,091
Cost of labor reserve		21,112,028		20,416,299		4,667,524		5,952,744		9,093,572		—		61,242,167
Taxes and duties		456,077,150		2,535,814		3,171,349		192,015		2,571,637		—		464,547,965

As of December 31, 2007

Total assets		1,237,968,403		417,393,498		133,970,702		79,872,062		2,331,376,672		(2,870,300,731)		1,330,280,606
Acquisitions of fixed assets		99,252,970		22,912,301		5,871,320		998,725		324,582		—		129,359,898
Current assets		630,760,334		229,536,695		85,311,492		58,650,943		495,164,854		(1,070,863,531)		428,560,787
Investments in shares and securities		342,538		157,094		1,095,666		—		612,696,004		(581,227,948)		33,063,354
Fixed assets		565,433,958		162,585,821		42,005,574		15,569,956		8,250,144		—		793,845,453
Short-term liabilities		191,867,210		148,709,748		33,463,623		8,896,698		929,478,616		(1,022,952,043)		289,463,852
Labor reserve		180,931,471		178,386,606		40,791,915		49,058,100		79,033,180		—		528,201,272
Total Liabilities		998,713,758		377,308,387		85,452,634		59,275,500		2,262,119,197		(2,502,496,731)		1,280,372,745
Equity		239,254,644		40,085,112		48,518,068		20,596,562		69,257,475		(367,804,000)		49,907,861
14. Subsequent events
The exchange rate to settle obligations denominated in dollars, published in the Diario Oficial de la Federación (Official Gazette of the Federation) on January 26, 2009, was Ps.14.0950 per dollar, 28.8% higher than the September 30, 2008 exchange rate. The price of crude oil at January 26, 2009 was US$41.64 per barrel, a decrease of 54.1% compared with the price of US$90.68 per barrel at September 30, 2008.
Energy Reform
On November 28, 2008, seven decrees were published in the Official Gazette of the Federation, which amended the following three laws and enacted the remaining four new laws (together, the “Energy Reform”):
Amended Laws:

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008 AND DECEMBER 31, 2007
(Figures stated in thousands of Mexican pesos and, in the case of December 31, 2007 and September 30,
2007 figures, in constant pesos as of December 31, 2007, and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)
•	the Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo (Regulatory Law to Article 27 of the Political Constitution of the United Mexican States Concerning Petroleum Affairs);

•	the Ley Orgánica de la Administración Pública Federal (Federal Public Administration Organic Law); and

•	the Ley de la Comisión Reguladora de Energía (Energy Regulatory Commission Law).
Enacted new laws:
•	the Ley de Petróleos Mexicanos (Petróleos Mexicanos Law), which will replace the Ley Orgánica de Petróleos Mexicanos y Organismos Subsidiarios (Organic Law of Petróleos Mexicanos and Subsidiary Entities);

•	the Ley de la Comisión Nacional de Hidrocarburos (National Hydrocarbons Commission Law);

•	the Ley para el Aprovechamiento de Energías Renovables y el Financiamiento de la Transición Energética (Law of Use of Renewable Energy and Financing of the Energy Transition); and

•	the Ley para el Aprovechamiento Sustentable de la Energía (Sustainable Use of Energy Law).
These seven decrees became effective after their publication in the Official Gazette of the Federation. None of the seven decrees includes an amendment to the Political Constitution of the United Mexican States.
PEMEX believes it will benefit in several ways from the reforms adopted by these seven bills. In particular, PEMEX believes it will be able to enhance, among other things, its decision-making processes and its execution capabilities through the creation of executive committees to support its Board of Directors, the appointment of four new professional members to its Board of Directors, the development of a new contracting structure for its core businesses; and believes it will have greater flexibility to invest additional income generated by PEMEX, a revised fiscal regime that takes into account field complexities and the ability to issue bonos ciudadanos (or “Citizen Bonds”).
On October 15 and 21, 2008, the Chamber of Deputies and the Senate of the Mexican Congress, respectively, approved the new bill to modify the Federal Law of Budget and Fiscal Accountability.
On November 14, 2008, the bill became effective by its publication in the Official Mexican Gazette.

Under this bill, the following critical initiatives will take effect:
1.	Petróleos Mexicanos will assume, prior to December 31, 2009, as primary obligor, all payment obligations under PIDIREGAS financings entered into by the Pemex Project Funding Master Trust and Fideicomiso Irrevocable de Administración F/163 (“Fideicomiso F/163”), PEMEX’s principal PIDIREGAS financing vehicles.

2.	Prior to January 31, 2009, PEMEX’s PIDIREGAS debt will be included in PEMEX’s balance sheet prepared in accordance with Government Standards

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008 AND DECEMBER 31, 2007
(Figures stated in thousands of Mexican pesos and, in the case of December 31, 2007 and September 30,
2007 figures, in constant pesos as of December 31, 2007, and in thousands of U.S. dollars or other currency units, except exchange rates and oil prices per barrel)
applicable to Mexican public sector entities. For Mexican FRS purposes, all PEMEX’s PIDIREGAS financings and assets are already included in its balance sheet, so these legal changes will not have an effect on its balance sheet or income statement, including PEMEX’s total indebtedness.

3.	PEMEX’s capital expenditures will be excluded from the annual goals of the Mexican Government’s budget.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos
By:	/s/ Mauricio Alazraki Pfeffer
Mauricio Alazraki Pfeffer
Managing Director of Finance and Treasury

Date: January 27, 2009
FORWARD-LOOKING STATEMENTS
     This report contains words, such as “believe”, “expects,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:
•	drilling and other exploration activities;

•	import and export activities;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and

•	liquidity.
Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:
•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment.
Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.